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 FORM 3                                             Expires: September 30, 1998
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or         6. If Amendment, Date
Stadler, William  P.                          Statement                     Trading Symbol                       of Original
----------------------------------------      (Month/Day/Year)           FelCor Suite Hotels, Inc.  (FCH)        (Month/Day/Year)
     (Last)     (First)     (Middle)        03/31/1997                   ------------------------------------
545 E. John Carpenter Freeway  #1300       ----------------------------  5. Relationship of Reporting         7. Individual or
----------------------------------------   3. IRS or Social Security          Person to Issuer                   Joint/Group Filing
             (Street)                         Number of Reporting           (Check all applicable)               (check applicable
                                              Person (Voluntary)           [ ] Director   [ ]    10% Owner       box)
 Irving, TX   75062                                                        [X] Officer    [ ]    Other (specify  [X] Form filed by
--------------------------------------     ----------------------------  (give title below)            below)        One Reporting
      (City)      (State)      (Zip)                                      Vice President, Director of                Person
                                                                          ---------------------------            [ ] Form filed by
                                                                          Acquisition and Development                More than One
                                                                          ---------------------------                Reporting
                                                                                                                     Person
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                                                              TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Preferred Stock                                      100                             D
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Common Stock                                       2,500                             D (01)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.          SEC 1473 (7/96)
*If the form is filed by more than one reporting person see Instruction 5(b)(v).


                                                                                                                  Page 1 of 2  pages


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Stock Option (02)              07/24/1994  07/24/2005     Common Stock   5,000      $26.4400        D
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Stock Option (02)              07/24/1997  07/24/2005     Common Stock   5,000      $26.4400        D
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Stock Option (02)              07/24/1998  07/24/2005     Common Stock   5,000      $26.4400        D
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Stock Option (02)              07/24/1999  07/24/2005     Common Stock   5,000      $26.4400        D
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Stock Option (02)              07/24/2000  07/24/2005     Common Stock   5,000      $26.4400        D
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Stock Option (02)              02/19/1998  02/19/2007     Common Stock   2,000      $35.0000        D
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Stock Option (02)              02/19/1999  02/19/2007     Common Stock   2,000      $35.0000        D
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Stock Option (02)              02/19/2000  02/19/2007     Common Stock   2,000      $35.0000        D
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Stock Option (02)              02/19/2001  02/19/2007     Common Stock   2,000      $35.0000        D
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Stock Option (02)              02/19/2002  02/19/2007     Common Stock   2,000      $35.0000        D
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Explanation of Responses:

(01) Stock Grant pursuant to 1994 Restricted Stock and Stock Option Plan; vests over 5 years at 20% per year from 7/24/95.
(02) Granted pursuant to 1995 Restricted Stock and Stock Option Plan.
                                                                                     /s/ WILLIAM P. STADLER              4/9/97
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.                                           SEC 1473 (7/96)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
Stadler, William P.                         FelCor Suite Hotels, Inc.                  03/31/1997                Page 2 of 2 pages